Exhibit 99.2

August 1, 2017 2017 Second Quarter Results Ended June 30, 2017

2 Agenda Marco Sala, CEO, International Game Technology PLC Strategic Update 1 Alberto Fornaro, CFO, International Game Technology PLC Q2’17 Results 2 Q&A 3 8/1/2017

3 Cautionary Statement Regarding Forward-Looking Statements 8/1/2017 This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation.

4 Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 8/1/2017

STRATEGIC UPDATE 5

6 Q2’17: Strong Profit Performance, Improving KPIs Continued global Lottery momentum Strength in instants and draw-based games Innovation and effective sales and product marketing efforts driving growth Earned NJ performance-based incentive Extended NY Lottery contract, won West Virginia Improved global Gaming KPIs Strong gaming machine unit replacement shipments Traction in video reel with test bank games on new cabinets Launch of Crystal Curve™ Global installed base up Y/Y and sequentially Relative stability in North America casinos (sequentially) Significant International expansion Stronger sales and profits expected in 2H17 8/1/2017

2017 SECOND QUARTER FINANCIAL RESULTS 7

8 Q2’17 Financial Highlights Adjusted Operating Income Adjusted EBITDA Diluted EPS -5% -4% -9% Notes: As adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) Notes: $/€ FX daily average: 1.10 in Q2’17; 1.13 in Q2’16 $ M except EPS Revenue 8/1/2017

9 Q2’17 North America Gaming & Interactive Highlights Developments Revenue Key Performance Indicators Gaming service revenue impacted by lower installed base Y/Y; Crystal Curve™ cabinet launch provided relative stability sequentially Product sales reflect higher terminal volume and ASPs, offset by a large system sale in Q2’16 Continued momentum in S3000® and Crystal Series cabinets; test bank titles Wild Fury™ and Star Rise on Crystal Curve™ cabinet released for sale in the quarter DoubleDown reflects sale as of June 1, 2017 Operating Income down on lower revenue, largely DoubleDown sale, partially offset by decreased operating expenses 8/1/2017 Q2'17 Q2'16 % Change Revenue 310 350 -11% Operating Income 76 88 -14% Machine Units Shipped Q2'17 Q2'16 New & Expansion 1,408 1,277 Replacement 3,885 3,886 Total 5,293 5,163 Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Casino Installed Base 24,171 24,163 24,472 23,701 23,649

10 Q2’17 North America Lottery Highlights Revenue Developments Key Performance Indicators 2.2% same-store revenue growth driven by 5.6% increase in instant tickets and draw-based games Lottery service revenue impacted by exit of certain low-margin contracts LMA impact includes New Jersey incentive, driven by effective sales & marketing initiatives Product sales reflect large California sale in 2Q’16 Operating Income up on LMA incentive and same-store revenue growth, partially offset by lower product sales -1 8/1/2017 NJ Incentive 22 Q2'17 Q2'16 % Change Revenue 293 286 2% Operating Income 79 61 29% Same-store revenue growth Q2'17 Q2'16 Instants & Draw Games 5.6% 3.1% Multistate Jackpots -18.2% 40.1% Total SSR Growth 2.2% 7.3% Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 VLT Installed Base 15,355 15,322 14,878 15,009 15,267

11 Q2’17 International Highlights Revenue Developments Key Performance Indicators Product sales improved Y/Y on higher gaming terminal volume in Latin America & EMEA and revenue recognized on units shipped in Q1’17, partially offset by lower lottery product sales Lottery same-store revenue grew 3.6% on strength in Latin America Installed base continues to grow in Greece, South Africa, and Latin America Gaming service revenue reflects lower contribution from interactive Operating Income up on higher gaming product sales and mix; reduced SG&A expenses; and lower bad debt and impairment 8/1/2017 Q2'17 Q2'16 % Change Revenue 211 207 2% Operating Income 45 28 63% Machine Units Shipped Q2'17 Q2'16 New & Expansion 441 170 Replacement 3,150 2,819 Total 3,591 2,989 Same-store revenue growth Instants & Draw Games 2.8% 3.3% Multistate Jackpots 16.8% -10.5% Total SSR Growth 3.6% 2.2% Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Installed Base 9,478 10,268 10,453 11,281 12,129

12 Revenue Developments Key Performance Indicators Lottery revenue decline entirely related to Late Numbers; continued growth in 10eLotto/Numero ORO on higher frequency of play Scratch & Win stable on good performance of 10X, 20X, 50X tickets despite fewer new ticket launches in 2017 Machine Gaming revenue stable; increased vertical integration offset by higher gaming machine taxes Sports Betting up on higher wagers and improved payout (-420 bps); live betting continues to grow Operating Income down on the new Lotto concession dynamics (amortization and rate) and lower Late Numbers wagers Amortization (24) Rate (7) 8/1/2017 Q2’17 Italy Highlights Q2'17 Q2'16 % Change Revenue 404 443 -9% Operating Income 114 161 -29% €M Q2'17 Q2'16 % Growth Lotto Wagers 1,842 2,056 -10.4% 10eLotto 1,269 1,191 6.6% Core 484 542 -10.6% Late Numbers 88 324 -72.8% S&W Wagers 2,183 2,200 -0.8% Sports Betting Wagers 226 206 9.5% Sports Betting Payout 82.3% 86.5% -4.2 pp Gaming Wagers VLT - Operator (B2C) 1,370 1,324 3.5% AWP 960 1,034 -7.2% Interactive 413 398 3.8%

13 Debt and Leverage Profile Net debt improved compared to year-end 2016 DoubleDown proceeds partially offset by unfavorable FX Net Debt/LTM Adj. EBITDA 4.31x 4.25x 8/1/2017 $ M DDI sale (gross) (824) Reno sale (155) All Other 79

14 Capital Structure & Cost Savings Proceeds of sale to: Repay the RCF balance Tender for the $500 million 7.50% Notes due 2019; ~$350 million tendered 8/1/2017 Proceeds from new €1,500 million senior facility agreement to repay: €800 million term loans maturing in January 2019 €500 million 6.625% senior secured notes due in February 2018 Proactively managing capital structure to match lower anticipated liquidity needs Greater flexibility to execute strategic objectives Approximately $60 million in annualized interest cost savings ~30% reduction in multicurrency RCF commitments $1,800 million to $1,200 million €1,025 million to €725 million Amended certain financial covenants DOUBLE DOWN SALE AMENDED THE CREDIT FACILITIES REFINANCED THE TERM LOAN

15 H1’17 Cash Flow Statement Strong Operating Cash Flow in Q2’17 - Includes approximately $246 million in cash interest paid Capex includes Italy Lotto network and infrastructure upgrades Final Lotto upfront concession payment in Q2’17 Other includes proceeds from sale of DoubleDown 8/1/2017 Cash Flow H1'17 Net Cash Flows from Operating Activities 543 Capex (371) Lotto upfront concession payment (185) Free Cash Flow (13) Minority capital contribution (Lotto) 127 Debt Proceeds/(Repayment), Net (672) Dividends Paid (81) Other - Net 817 Other Investing/Financing Activities 191 Net Cash Flow 178 Effect of Exchange Rates/Other 23 Net Change in Cash 201 Cash at End of the Period 495

16 FY’17 Outlook 2017 adjusted EBITDA maintained at $1,600 - $1,680 million CapEx for maintenance and growth reduced $50 million Maintenance and growth CapEx now $575-$625 million Italy Lotto CapEx unchanged Net debt of $6,950 - $7,150 million, unchanged Assumes $/€ FX of 1.10 Other items Cash taxes of $325-$375 million Purchase accounting of ~$375 million 8/1/2017

Q&A 17

APPENDIX 18

Note: $/€ FX daily average: 1.10 in Q2’17; 1.13 in Q2’16 19 Q2’17 Income Statement (As Reported) 8/1/2017 % Constant Currency Income Statement Q2'17 Q2'16 Change Q2'17 % Chg. Service Revenue 1,024 1,089 -6% 1,029 -6% Product Sales 196 196 0% 196 0% Total Revenue 1,220 1,285 -5% 1,225 -5% Adjusted EBITDA 424 443 -4% 424 -4% Operating Income 192 171 12% 192 12% Interest Expense, Net (114) (115) Foreign Exchange (220) 88 Other (26) (1) Financial Charges, Net (360) (28) Income Before Tax (168) 143 n.m. Net Income (Loss) (252) 83 n.m. Net Income (Loss) - Owners (290) 73 n.m. Diluted EPS (1.43) 0.36 n.m.

20 Q2’17 Reconciliation of Non-GAAP Measures 8/1/2017 Adjustments Q2'17 As Purchase Foreign Impairment/ Refinance/ Q2'17 As Reported Accounting Exchange Restructure Trans. Exp. Adjusted Total Revenue 1,220 (1) - - - 1,219 Cost of Services 618 (40) - - - 578 Cost of Product Sales 138 (23) - - - 115 SG&A 210 (28) - - - 182 R&D 81 (1) - - - 80 Restructuring 11 - - (11) - - Transaction Income (30) - - - 30 - Total 1,028 (92) - (11) 30 955 Operating Income 192 91 - 11 (30) 264 Foreign Exchange (220) - 220 - - - Other Income (Net) (26) 1 - - 26 1 Interest Expense (Net) (114) 1 - - - (113) Total (360) 2 220 - 26 (112) Income Before Taxes (168) 93 220 11 (4) 152 Income Taxes 84 33 50 2 (86) 83 Net Income (Loss) (252) 60 170 9 82 69 Minority Interest 38 - - - 38 Attributable to IGT (290) 60 170 9 82 31 EPS - Diluted (1.43) 0.15 WASO - Diluted 202.9 203.1

21 Q2’17 Reconciliation of Non-GAAP Measures 8/1/2017 As Reported Q2'17 Q2'16 Net Income (Loss) (252) 83 Benefit from Income Taxes 84 60 Non-Operating Expenses 360 27 Amortization 102 128 Depreciation 94 100 Amortization of Upfront Payments to Customers 53 29 Stock Compensation 2 8 Restructuring Expense 11 6 Impairment - 2 Transaction Income, Net (30) - Adjusted EBITDA 424 443